Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pre-tax income	$317	$408	$386	$200	$325
Fixed charges	165	140	130	145	126
Deduct:
Interest capitalized(a)	13	10	11	16	8

Total earnings (as defined for the Fixed Charges calculation)	$469	$538	$505	$329	$443

Fixed charges:
Interest on debt, including capitalized portions	$157	$133	$120	$138	$118
Estimate of interest within rental expense	8	7	10	7	8

Total fixed charges	$165	$140	$130	$145	$126

Ratio of earnings to fixed charges	2.9	3.8	3.9	2.3	3.5

(a)	Excludes equity costs related to AFUDC that are included in Other Income and Expenses in the Consolidated Statements of Operations.